VIA EDGAR

August 17, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nicholas Nalbantian
Erin Jaskot Patrick Kuhn Joel Parker

Re:	Gamer Pakistan Inc.
Registration Statement on Form S-1
Filed July 12, 2023
File No. 333-273220

Dear Ladies and Gentlemen:

On behalf of our client, Gamer Pakistan Inc. (the “Company”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (“Staff”) contained in its letter dated August 1, 2023 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1 filed on July 12, 2023 (the “Registration Statement”).

The Company concurrently is filing herewith Amendment No. 1 to the Registration Statement, which reflects changes made in response to the comments contained in the Comment Letter. Amendment No. 1 also reflects other updates to the information contained therein, including replacing the three-month unaudited financial statements for the period ended March 31, 2023 with six month financial statements for the period ended June 30, 2023. A copy of the Registration Statement marked to show all changes from the Draft Registration Statement is being provided supplementally with a copy of this letter for the convenience of the Staff.

The responses below correspond to the numbering and headings of the paragraphs contained in the Comment Letter, which for your convenience we have incorporated into this response letter in bold.

After the Staff has reviewed Amendment No. 1 and asked any additional questions, we will be requesting acceleration for the effective date of the Registration Statement.

Registration Statement on Form S-1 Filed July 12, 2023

Prospectus Summary, page 1

1.

We note your response to comment 2 and reissue in part. You have amended your disclosure on page 3 of the registration statement clarifying the nature of the agreement between IUCPSS and ESP. Please make corresponding changes to the disclosure on page 44 where the agreement between IUCPSS and ESP is described. Similarly, we note that you have added disclosure to page 2 of the registration statement clarifying what is meant by "organized and conducted," but you have not made similar changes to the disclosure found on page 29 in the Business section. Please clarify this discrepancy. Lastly, it remains unclear how the "Logo Agreements" listed relate to your business.

We have made corresponding changes to the description of the agreement between IUCPSS and ESP later in the prospectus. We also made similar changes relating to “organized and conducted” in the Business section. With respect to the logo agreements, we added a footnote after the tables of ESP- member partner universities and ESP-IUCPSS member universities, each of which gives the date of any logo agreements, that the Company intends to create logos for teams and then sell merchandise containing the logos.

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2.

We note your response to comment 5 and reissue in part. We acknowledge your disclosure clarifying that to date neither K2 Gamer nor ESP have generated any revenue. Please indicate the reason why you acquired K2 Gamer given that it has no revenue generating operations.

We have added that K2 Gamer was acquired to be our operating subsidiary in Pakistan. While it has no revenues to date, we expect its operations to generate revenues in the future.

Use of Proceeds, page 23

3.	With respect to the loan repayment to SII, please disclose the interest rate and maturity. Refer to Item 504 of Regulation S-K.

We have disclosed in footnote 4 that the interest rate is 8% simple interest per annum, payable at the earlier of 30 days after the completion of the initial public offering or December 31, 2023. The footnote also indicates that the loans from Mr. Whelan do not bear any interest and are payable on demand.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital, page 27

4.	We note the various agreements you have entered into beginning on page 44. Please revise to describe your material cash requirements from known contractual obligations. Refer to Item 303 of Regulation S-K.

We have revised our disclosure to indicate that approximately $2.14 million is payable by the Company over the next two years pursuant to such contractual obligations.

Cash Resources and Going Concern, page 28

5.	You disclose on December 31, 2022, you had $232,575 in working capital. It appears that you had $70,544 in working capital. Please revise as necessary.

We have corrected this number.

6.

We note your response to comment 18 and reissue in part. We acknowledge the addition of disclosure to the Business and Related Party sections, but please also update the disclosure on page 28 to make clear that the $75,000 loan is from Richard Whelan as well as disclose the $10,750 loan made in 2022.

We have updated the disclosure to make clear that the $75,000 loan and prior $10,750 loan are from Richard Whelan.

List of Our 2021-2022 K2 Gamer Esports Events, page 37

7.

Please clarify in this section that neither you, K2 Gamer or ESP generated revenue from any of the events listed here. With respect to the list of Planned K2 Gamer Esports Events in 2023, please update the disclosure to reflect that certain of these events have already occurred. Please also disclose whether you have or will generate any revenue from the 2023 events. If you did not generate revenue, please explain your specific role in such events.

We have clarified that neither K2 Gamer nor ESP generated revenue from the events listed. We have further revised the list of 2023 events to indicate which have already occurred, and that we anticipate generating revenue from future events. We further explained that our role is to determine potential tournaments, contact universities or teams to determine interest, and if there is sufficient interest then organize and hold the tournament.

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Government Regulations, page 43

8.	We note your response to comment 10 and reissue in part. Please disclose the specific existing laws and regulations that are material to an understanding of your business. We note that your added disclosure states "Other than the foregoing, there are no existing or probable laws and regulations that are material to the business of K2 Gamer and ESP." However, the foregoing disclosure only refers to "various Pakistan and international" tax laws, rules and regulations in place across each Pakistan jurisdiction. Please disclose these regulations to assist investors with understanding the regulatory regime in Pakistan.

We have revised the first paragraph of Government Regulation to clarify that there currently are no existing or probable laws and regulations that we consider material to the business of the Company.

Agreement with Pixel Colony, page 44

9.

We note your response to comment 12 and reissue in part. While we acknowledge the addition of disclosure describing "GAMER Core Platform," please also add disclosure that describes the material terms of the agreement, such as the obligation to make payments under the agreement. For example, please indicate if there is a minimum payment amount that is guaranteed. In this regard, we note that you are using $1.2 million of proceeds from the offering for payments under this agreement.

We have revised the description of the agreement with Pixel Colony to describe the material terms of the agreement, including that there is no minimum payment amount that is guaranteed.

Management, page 45

10.

We note your response to comment 13 and reissue. If the board does not consider board oversight of the company’s cybersecurity risk management to be necessary, please disclose as much. Alternatively, if there are relevant officers or managers who oversee cybersecurity risk management and report to the board, please disclose as much.

We have added disclosure regarding Alexander Alexandrov and Nick Venezia, our Chief Technical officer and Chief Technical Data Officer, respectively, that they will oversee cybersecurity risk management and report to the Board regarding the same.

Certain Relationships and Related-Party Transactions, page 52

11.

We note your response to comment 15 and reissue in part. We acknowledge the addition of cross-references to the Business section to provide details for the related party transactions. When describing the consulting agreement with Face Rebel, please clarify at what point the monthly payments of $16,000 will begin, if they haven't already. Refer to Item 404(a)(6) of Regulation S-K. In addition, when describing the loan agreement with SII, please also disclose the amount of interest that has been paid so far, or if none, please disclose as much. Refer to Item 404(a)(5) of Regulation S-K.

We have added in the Business section describing the consulting agreement with Face Rebel that the monthly payments of $16,000 commence with the closing of this offering, and in the Business section describing the loan by SII that all accrued interest currently remains outstanding.

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Exhibits

12.	Please file the consent of your independent registered public accounting firm in your next amendment.

The consent will be filed with the next Amendment.

13.

We note that Exhibit 10.4 does not have an asterisk to mark it for future filing, but it has also not been filed with this registration statement or been previously filed. Please clarify this discrepancy.

We have added an asterisk to Exhibit 10.4.

General

14.

On page one, you state that to date all activities have been conducted by K2 Gamer and ESP, and not the Company. Please tell us how K2 Gamer and ESP conducted these activities when your June 5, 2023 response to comment 31 indicated that they had minimal financial statement activity with a zero net loss and $12,088 in total assets.

Gamer Pakistan has financed the activities of K2 Gamer and ESP with funds borrowed by Gamer Pakistan.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact me by phone at (310) 283-1035 or e-mail at etswanson@att.net. Please copy me on any email with comments that you send to Mr. Knopf.

Sincerely,

/s/ Edward T. Swanson Esq.
Edward T. Swanson, Esq.

cc:	James Knopf, Chief Executive Officer of the Company (jknopf24@gmail.com)

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